UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42024

Mingteng International Corporation Inc.

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Meeting of Holders of Class A Ordinary Shares

On May 29, 2026, at 10:00 A.M., Beijing Time (May 28, 2026, at 10:00 P.M., Eastern Time), Mingteng International Corporation Inc. (the “Company”) held a meeting of the holders of Class A ordinary shares (the “Class A Meeting”) at No. 10 Fushi Road, Luoshe Town, Huishan District, Wuxi, Jiangsu Province, China 214000. Holders of 1,700,557 Class A ordinary shares of the Company were present in person or by proxy at the Class A Meeting, representing approximately 33.82% of the total issued and outstanding Class A ordinary shares of the Company as of the record date of April 24, 2026, and therefore constituting a quorum of the Class A ordinary shares issued and outstanding and entitled to vote at the Class A Meeting as of the record date. The matter voted on at the Class A Meeting was approved as recommended by the Board of Directors of the Company. The final voting results for the matter submitted to a vote of the holders of Class A ordinary shares at the Class A Meeting are as follows:

		For	Against	Abstain
Proposal	By a resolution passed by at least a three-fourths (3/4) majority of the holders of the Class A Ordinary Shares present in person or by proxy and entitled to vote at the Class A Meeting, to approve any variation or abrogation of rights attaching to the Class A Ordinary Shares arising from the matters contemplated by the Increase of Voting Rights of Class B Ordinary Shares and the Adoption of the Fourth Amended and Restated M&A.	1,668,342	31,920	295

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders (the “AGM”) was held immediately following the Class A Meeting on May 29, 2026, at No. 10 Fushi Road, Luoshe Town, Huishan District, Wuxi, Jiangsu Province, China 214000. Holders of 3,937,747 Class A ordinary shares and 10,455 Class B ordinary shares were present in person or by proxy at the AGM, representing approximately 79.18% of the total issued ordinary shares as of the record date of April 24, 2026, and therefore constituting a quorum of the shares outstanding and entitled to vote at the AGM as of the record date. All matters voted on at the AGM were approved as recommended by the Board of Directors of the Company. The final voting results for each matter submitted to a vote of shareholders at the AGM are as follows:

		For	Against	Abstain
Proposal One:	By an ordinary resolution, subject to and conditional upon approval by the shareholders of Proposal 4 and all requisite class consents being obtained, to approve that the voting rights attached to each Class B ordinary share of a par value of US$0.002 each (the “Class B Ordinary Shares”) of the Company be increased from twenty (20) votes per share to two hundred (200) votes per share on all matters subject to vote at general meetings of the Company (the “Increase of Voting Rights of Class B Ordinary Shares”).	4,111,405	35,431	11

Proposal Two:	By a special resolution, to approve a reduction in the Company’s authorized share capital from (i) US$50,000 divided into 24,989,545 Class A ordinary shares of a par value of US$0.002 each (the “Class A Ordinary Shares”) and 10,455 Class B Ordinary Shares of a par value of US$0.002 each, to (ii) US$1,250 divided into 24,989,545 Class A Ordinary Shares of a par value of US$0.00005 each and 10,455 Class B Ordinary Shares of a par value of US$0.00005 each, by way of reduction of the par value of each authorised share in the capital of the Company (including all issued shares) from US$0.002 to US$0.00005 (the “Par Value Reduction”).	4,107,715	39,121	11

Proposal Three:	By an ordinary resolution, with effect immediately following the effectiveness of the Par Value Reduction, to increase the Company’s authorized share capital from US$1,250 divided into 24,989,545 Class A Ordinary Shares of a par value of US$0.00005 each and 10,455 Class B Ordinary Shares of a par value of US$0.00005 each, to US$50,000 divided into 998,000,000 Class A Ordinary Shares of a par value of US$0.00005 each and 2,000,000 Class B Ordinary Shares of a par value of US$0.00005 each (the “Share Capital Increase”).	4,106,581	40,254	11

Proposal Four:

By a special resolution, subject to and conditional upon approval by the shareholders of Proposal 1, Proposal 2 and Proposal 3 and all requisite class consents being obtained, and with effect immediately following effectiveness of the Par Value Reduction, to adopt the fourth amended and restated memorandum and articles of association of the Company in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company, to reflect the Increase of Voting Rights of Class B Ordinary Shares, the Par Value Reduction and the Share Capital Increase

		4,106,732	40,044	71

Proposal Five:	By an ordinary resolution, to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal 1, Proposal 2, Proposal 3, and Proposal 4.	4,106,806	39,937	104

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2026	Mingteng International Corporation Inc.

	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

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